--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                           NATIONAL-STANDARD COMPANY

                       (Name of Subject Company (Issuer))

                         NS ACQUISITION CORP. (OFFEROR)
                              HEICO HOLDING, INC.

    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   637742107

                     (CUSIP Number of Class of Securities)

                           --------------------------

                            MICHAEL E. HEISLEY, SR.
                               HEICO ACQUISITIONS
                        5600 THREE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60602

                                 (312) 419-8220

                                WITH A COPY TO:
                             HELEN R. FRIEDLI, P.C.
                            MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

          (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                  $5,788,569                                         $1,158

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 5,788,569 shares of common stock, par value $.01 per share (the "Shares"), of National-Standard Company, an Indiana corporation (the "Company"), at the offer price of $1.00 per share net to the seller in cash, without interest thereon pursuant to the Agreement and Plan of Merger, dated as of June 26, 2000, between NS Acquisition Corp., a Delaware corporation, ("Purchaser"), Heico
    Holding, Inc., a Delaware corporation and the parent of Purchaser ("Parent"), and the Company. The Company represented that as of such date, it had 5,788,569 Shares outstanding. Based on the foregoing, the transaction value is equal to the product of (i) 5,788,569 Shares (the number of Shares outstanding) multiplied by (ii) $1.00 per Share.

** The amount of the filing fee, calculated in accordance with rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Purchaser.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        Not applicable.                 Filing Party:  Not applicable.
Form or Registration No.:      Not applicable.                 Date Filed:    Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by NS Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of National-Standard Company, an Indiana corporation (the "Company"), at a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference.

    All information in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to all of the items in this Statement.

ITEM 12  EXHIBITS

       EXHIBIT
       NUMBER           TITLE
---------------------   -----
(a)(1)(i)               Offer to Purchase, dated July 10, 2000.

(a)(1)(ii)              Letter of Transmittal.

(a)(1)(iii)             Notice of Guaranteed Delivery.

(a)(1)(iv)              Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(2)                  Not applicable.

(a)(3)                  Not applicable.

(a)(4)                  Not applicable.

(a)(5)(i)               Press Release, dated June 27, 2000.

(a)(5)(ii)              Letter from Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees to Clients.

(a)(5)(iii)             Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(5)(iv) Agreement and Plan of Merger, dated as of June 26, 2000, between NS Acquisition Corp., Heico Holding, Inc. and the
                        Company.

(b)                     Not applicable.

(d)                     Not applicable.

(g)                     Not applicable.

(h)                     Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       NS ACQUISITION CORP.

                                                       By:            /s/ MICHAEL E. HEISLEY
                                                              --------------------------------------
                                                                     Michael E. Heisley
                                                                     CHAIRMAN & CHIEF EXECUTIVE
                                                                     OFFICER

                                                       HEICO HOLDING, INC.

                                                       By:            /s/ MICHAEL E. HEISLEY
                                                              --------------------------------------
                                                                     Michael E. Heisley
                                                                     PRESIDENT AND CHIEF EXECUTIVE
                                                                     OFFICER

Dated: July 10, 2000

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                      TITLE
---------------------                              -----
EXHIBITS

(a)(1)(i)               Offer to Purchase, dated July 10, 2000.

(a)(1)(ii)              Letter of Transmittal.

(a)(1)(iii)             Notice of Guaranteed Delivery.

(a)(1)(iv)              Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(2)                  Not applicable.

(a)(3)                  Not applicable.

(a)(4)                  Not applicable.

(a)(5)(i)               Press Release, dated June 27, 2000.

(a)(5)(ii)              Letter from Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees to Clients.

(a)(5)(iii)             Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(5)(iv) Agreement and Plan of Merger, dated as of June 26, 2000, between NS Acquisition Corp., Heico Holding, Inc., and the
                        Company.

(b)                     Not applicable.

(d)                     Not applicable.

(g)                     Not applicable.

(h)                     Not applicable.